UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information Contained in this Report on Form 6-K

On November 28, 2016, Globus Maritime Limited (the “Company”), entered into a Share and Warrant Purchase Agreement (the “Purchase Agreement”) pursuant to which it agreed to sell for $5 million an aggregate of 5,000,000 shares of common stock, par value $0.004 per share, of the Company (the “Shares”) and a warrant to purchase 25,000,000 shares of common stock of the Company at a price of $1.60 per share (subject to adjustment) (the “Warrant”, together with the Shares, the “Purchased Securities”) to an investor (the “Purchaser”) in a private placement. The Company intends to use the net proceeds from the private placement for general corporate purposes and working capital including repayment of debt.

The Company also entered into a registration rights agreement with the Purchaser providing it with certain rights relating to registration under the Securities Act of the Shares and the shares of common stock underlying the Warrant.

In addition, in connection with the closing of the private placement, the Company entered into two loan amendment agreements (the “Loan Amendment Agreements”, and each, a “Loan Amendment Agreement”) with each of two lenders of the Company, which amendments close on the same day as the Purchase Agreement.

One loan amendment agreement was entered into by the Company with Firment Trading Limited, a Marshall Islands corporation (“Firment”), a related party to the Company through common control and the lender of the outstanding loan in the principal amount of $16,935,000 to the Company (the “Firment Credit Facility”), pursuant to which the parties agree to release (the “Firment Loan Amendment”) an amount equal to $16,885,000 (but to have an amount equal to $1,138,787 (plus accrued interest through closing) remain outstanding, and to continue to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and issue to Firment 16,885,000 shares of common stock of the Company (the “Firment Shares”) and a warrant to purchase 6,230,580 shares of common stock of the Company at a price of $1.60 per share (subject to adjustment) (the “Firment Warrant”, together with Firment Shares, the “Firment Securities”).

The other loan amendment agreement was entered into by the Company with Silaner Investments Limited, a Cyprus company (“Silaner”), a related party to the Company through common control and the lender of the outstanding loan in the principal amount of $3,115,000 to the Company (the “Silaner Credit Facility”), pursuant to which the parties agreed to release (the “Silaner Loan Amendment”) an amount equal to the outstanding principal of $3,115,000 (but to have an amount equal to the accrued and unpaid interest of $74,048 (plus accrued interest through closing) remain outstanding, and to continue to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and issue to Silaner 3,115,000 shares of common stock (the “Silaner Shares”) and a warrant to purchase 1,149,437 shares of common stock of the Company at a price of $1.60 per share (subject to adjustment) (the “Silaner Warrant”, together with Silaner Shares, the “Silaner Securities”).

The private placement with the Purchaser, the Firment Loan Amendment and the Silaner Loan Amendment are scheduled to close on December 22, 2016, or any other date agreed by the parties. The closing of the transactions described herein are subject to customary closing conditions. The Warrant, the Firment Warrant and the Silaner Warrant will each be exercisable for a period of 24 months from their respective issuance.

The Purchased Securities, the shares of common stock issuable upon the exercise of the Warrant, the Firment Warrant and the Silaner Warrant (the “Exercisable Shares”), the Firment Securities and the Silaner Securities (together, the “Securities”) have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to a U.S. person absent a registration statement or exemption from registration.

The Purchase Agreement and the Loan Amendment Agreements contain representations and warranties that are typical for private placements by public companies.

The representations, warranties and covenants contained in the Purchase Agreement, registration rights agreement and Loan Amendment Agreements were made solely for the benefit of the parties to those agreements and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement, registration rights agreement and Loan Amendment Agreements are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement, registration rights agreement and Loan Amendment Agreements, and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the Securities and Exchange Commission.

The foregoing description of the Purchase Agreement, registration rights agreement, Loan Amendment Agreements, Warrant, Firment Warrant and Silaner Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of those agreements, which are filed as Exhibit 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 to this Current Report on Form 6-K and incorporated herein by reference.

The issuances of the Purchased Securities, the Firment Securities and the Silaner Securities will be made in accordance with the Purchase Agreement and applicable Loan Amendment Agreement, respectively, and pursuant to one or more exemptions from registration under the Securities Act provided by Section 4(a)(2) of the Securities Act and certain rules and regulations promulgated under that section and/or Regulation S promulgated under the Securities Act. The Purchaser has represented in the Purchase Agreement that it is acquiring the Purchased Securities, and Firment and Silaner have each represented in applicable Loan Amendment Agreement that it is acquiring the Firment Securities or Silaner Securities, for its own account and not with a view to or for distributing or reselling such Securities or any part thereof. In addition, the Purchaser, Firment and Silaner have each agreed that it will not sell or otherwise dispose of all or any part of its Securities except pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. The Purchaser, Firment and Silaner have each represented that it was not solicited nor did it execute the Purchase Agreement or applicable Loan Termination Agreement in the United States.

Exhibits

The following exhibit is filed as part of this Report on Form 6-K:

10.1*	Share and Warrant Purchase Agreement dated November 28, 2016 between Globus Maritime Limited and Primestar Energy FZE
10.2*	Registration Rights Agreement between Globus Maritime Limited and Primestar Energy FZE dated November 27, 2016
10.3*	Amendment No. 1 to Loan Agreement dated November28, 2016 between Globus Maritime Limited and Firment Trading Limited
10.4*	Amendment No. 1 to Loan Agreement dated November 28, 2016 between Globus Maritime Limited and Silaner Investments Limited
10.5*	Form of Warrant to be issued to Primestar Energy FZE
10.6*	Form of Warrant to be issued to Firment Trading Limited
10.7*	Form of Warrant to be issued to Silaner Investments Limited
99.1*	A copy of an announcement of Globus Maritime Limited

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2016

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer